BANCO ITAU HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23                                       NIRE. 35300010230
                              Publicly Held Company


                         ANNOUNCEMENT OF A MATERIAL FACT

                      MEETING OF THE ADMINISTRATIVE COUNCIL
                                OF AUGUST 4 2003
                                ----------------

         On August 4, 2003, at 3:00 pm, at its head office, with a legal quorum present and under the chairmanship of Dr. Olavo Egydio Setubal, the Administrative Council of BANCO ITAU HOLDING FINANCEIRA S.A. met, with the purpose of deciding on the distribution of interest on capital, complementary to interest paid on a monthly basis during the first semester of the current year and an integral part of the mandatory dividend for the 2003 financial year pursuant to item 16.2 of the articles of association.

         Having examined the proposal, those present unanimously approved "ad referendum" of the General Shareholders' Meeting, that:

1. on August 25, 2003 interest on capital of R$ 1.56 per thousand shares will be paid, less 15% income tax at source, resulting in net interest of R$
    1.326 per thousand shares, except in the case of those shareholders already certified as either not subject to or exempt from such a tax payment;

2. the basis for this payment will be the shareholding position as at August 15, 2003, the company's shares being traded on the Stock Exchanges "ex-complementary interest on capital" from August 18, 2003.

         There being no further items on the agenda, the meeting was declared closed and the present minutes were transcribed, read, approved and signed by all those present. Sao Paulo-SP, August 4, 2003. (signed) Olavo Egydio Setubal - President; Jose Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal - Vice-Presidents; Alcides Lopes Tapias, Carlos da Camara Pestana, Henri Penchas, Jose Vilarasau Salat, Luiz de Moraes Barros, Maria de Lourdes Egydio Villela, Persio Arida, Roberto Teixeira da Costa and Sergio Silva de Freitas - Councilors.



                                                ALFREDO EGYDIO SETUBAL
                                             Investor Relations Director